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16014143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/10/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

RAPID EXECUTION SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

141 W. Jackson Blvd; Suite 300A-PMB1
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Wiermanski **(312) 789-4368**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard; Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Margaret Wiermanski**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Rapid Execution Services, LLC** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Affidavit 877

Sworn and subscribed to me on the

23rd day of february, 2016



17,039

Notary Public My Commission does not expire



MONICA LONGO MARRERO
M L M
PUERTO RICO
ABOGADA-NOTARIO



RECIBO
10960507
CASH 9397
02/23/2016
GEREN-COOP $5.00
$5 Sello Asistencia Legal
53793-2016-0223-63091912

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A copy of the Exemption Report.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rapid Execution Services, LLC

We have audited the accompanying financial statements of Rapid Execution Services, LLC (an Illinois Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the period of November 10, 2014 through December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Rapid Execution Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rapid Execution Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period of November 10, 2014 through December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Rapid Execution Services, LLC's financial statements. The supplemental information is the responsibility of Rapid Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2016


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash & Cash Equivalents	$90,740
Accounts Receivable	$5,901
Other Assets	$528
Pproperty & Equipment Net of Depreciation of $104	$1,980
	$99,149
Total Assets	
Liabilities & Members' Equity	
Liabilities	
Accounts Payable & Accrued Expenses	$12,081
Total Liabilities	$12,081
Members' Equity	$87,068
Total Liabilities & Members' Equity	$99,149

See accompanying notes


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC

Statement of Operations

For the Period of November 10, 2014 Through December 31, 2015

Income	
Other Transaction Based Income	$81,437
Total Income	$81,437
Expenses	
Other Compensation Expense	$25,085
Business Licenses & Registrations	$5,043
Professional Fees	$18,407
Rent & Facilities	$2,985
General & Administration	$2,775
Total Expenses	$54,295
Net Income	**$27,142**

See accompanying notes


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC
Statement of Changes of Members' Equity
For The Period of November 10, 2014 Through December 31, 2015

Balance as of November 10, 2014	$58,723
Audit Period Net Income	$27,142
Additional Capital Contribution	$1,203
Balance as of December 31, 2015	$87,068

See accompanying notes


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC
Statement of Changes in Cash Flow
For the Period of November 10, 2014 Through December 31, 2015

	November 10, 2014 Through December 31, 2015
Cash Flows From Operating Activities	
Net Income	$27,142
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	$104
Accounts Receivable	-$5,901
Prepaid Business & Registration	$172
Accounts Payable	$12,081
Net Cash Provided by Operating Activities	$33,598
Investing Activities	
Office Equipment	-$2,084
Net Cash Provided by Investing Activities	-$2,084
Financing Activities	
Additional Capital Contribution	$1,203
Net Cash Provided by Financing Activities	$1,203
Net Cash Increase for Period	$32,717
Cash at Beginning Period	$58,023
Cash at End of Period	$90,740

See accompanying notes

Rapid Execution Services, LLC

Notes to Financial Statements
December 31, 2015

1. Organization and Business

Rapid Execution Services, LLC (the "Firm", "Company" or "RapidEx") is a broker-dealer that is exclusively a member of FINRA, its Designated Examining Authority ("DEA"). The Firm is approved to only provide value-added services to broker dealers in exchange for transaction-based compensation. Therefore, it does not conduct any proprietary or other trading activities or execution services. The Firm was formed as a Limited Liability Company under Illinois law on May 19, 2014. The Firm does not hold customer funds or safe keep any customer securities as defined in SEA Rule 15c3-3. Further, the Firm maintains no securities, clearing, error or any type of account with any broker dealer.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition: The Firm does not trade or hold any securities, and, therefore does not have any reason to book or otherwise value them or have any corresponding income and expenses to record.

Use of Estimates: The preparation of financial statements in conformity with United States Generally Accepted Accounting Principals ("US GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes: The Firm has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Firm is included in the respective income tax returns of its members.

In accordance with US GAAP, the Firm is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Firm is subject to income tax examinations by major taxing authorities for 2014 and 2015. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2015.

Cash and Cash Equivalents: The Company considers cash deposits in a business checking account to be cash equivalents.

3. Clearing Agreement

The Firm maintains no accounts of any sort with any broker dealer.

4. Credit Concentration

The Firm's primary allowable asset permitted to qualify as regulatory net capital pursuant to SEA Rule 15c3-1 is cash maintained in a business checking account at the Wheaton Bank & Trust. Management does not consider any credit risk associated with this account to be significant.

5. Receivable from Broker Dealer(s)

Receivable from an executing broker dealer are exclusively commissions owed to the Firm pursuant to a Commission Sharing Agreement ("CSA"). They are invoiced the month following when the execution services were performed and not payable until the client for which the execution serves were performed has paid the commissions owed for those services to the executing broker.

6. Off-Balance Sheet Risk

The Firm has no off balance sheet risk. It has no obligations or credit risk from any financial instruments and all of its cash balances are maintained in a checking account at a US bank in amounts below the federally insured limits. It maintains cash balances substantially in excess of any amounts it may owe to its vendors.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015 the Company had net capital and a net capital requirement of $84,560 and $5,000, respectively. The net capital rule may effectively restrict the payment of member distributions.

8. Customer Protection Requirements

Pursuant to its FINRA Membership Agreement, the Firm operates under SEA Rule 15c3-3(k)(2)(i) (the "Customer Protection Rule") and does not hold customer funds or safeguard customer securities, nor does is it ever in possession of them.

9. Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures require enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Since the Firm's only asset that qualifies as permitted regulatory net capital are receivables from broker dealers that are less than 30 days old and cash maintained in a business checking account, there are no required Fair Value Disclosure Statements.

10. Guarantees

Accounting Standards Codification Topic 460, Guarantees, requires the Firm to disclose information about its obligations under certain guarantee arrangements. ASC defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Firm did not enter into any guarantee arrangements during the year ended December 31, 2015.

11. Subsequent Events

The Firm's management has evaluated events and transactions through February 23, 2016, the date these financial statements were issued, noting no material events requiring disclosure in the Firm's financial statements

SUPPLEMENTAL INFORMATION


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC

Computation of Net Capital for Broker Dealers Pursuant to SEA Rule 15c3-1

December 31, 2015

Computation of net capital

Total Ownership Equity	$87,068
Deductions and/or charges:	
Nonallowable assets:	
Property, Plant & Equip	$1,980
Other Assets	$528
Net Capital on Securities Positions	**$84,560**

Computation of basic capital requirement

Minimum Net Capital Required (Greater of $5,000 or 6 ⅔% of Aggregate Indebtedness	**$5,000**
Excess Net Capital	**$79,560**

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2015.

See accompanying notes


RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

Rapid Execution Services, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3
December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

RAPID EXECUTION SERVICES, LLC
REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2015

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rapid Execution Services, LLC

We have reviewed management's statements, included in the accompanying exemption report of Rapid Execution Services, LLC (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period of November 10, 2014 through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2016


RAPIDEX
Rapid Execution Services

141 W. Jackson Blvd
Suite 300A - PMB1
Chicago, IL 60604
Gen'l #: 312-789-4268
www.rapidexservices.com

February 23, 2016

Re: SEA 15c3-3 Exemption Report

Rapid Execution Services, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Firm met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Margaret Wiermanski swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Margaret Wiermanski
President/Co-CCO/FINOP

Rapid Execution Services, LLC

Financial Statements &
Supplementary Schedules
Pursuant to SEA Rule 17a-5(d)

December 31, 2015